SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of May


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                  Form 20-F      X       Form 40-F
                            -----------           -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                       Yes               No      X
                           -------------   ------------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V. dated May 18, 2006 announcing results for the first quarter of 2006.

         Van Der Moolen Reports a Profit of EUR 11.1 Million
                    for the First Quarter of 2006


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--May 18, 2006--


    -- New York Stock Exchange / Archipelago merger had a significant positive impact on the financial results for the first quarter 2006.

    -- Earnings per common share EUR 0.25 in the first quarter of 2006.

    Van der Moolen (NYSE:VDM)(AEX:VDMN) announces that it earned profit attributable to its common shareholders of EUR 11.1 million in the first quarter 2006 compared with EUR 5.7 million in the fourth quarter of 2005 and EUR 1.5 million in the first quarter of 2005.
    First quarter 2006 net income attributable to common shareholders includes a net gain of EUR 10.5 million in relation to the NYSE merger consideration received in March 2006 in consideration of the six NYSE seats then owned by the Company.
    Before amortization of intangible assets, Curvalue contributed EUR
0.2 million to our first quarter 2006 net income; amortization of intangible assets related to this acquisition amounted to a net charge of EUR 0.5 million.
    First quarter 2006 net income attributable to common shareholders, adjusted for the gain recognized on the NYSE seats and the impact of Curvalue amounted to EUR 0.9 million. This amount includes a net charge of EUR 1.1 million in respect of finance cost on preferred financing shares (an increase of EUR 0.4 million compared to EUR 0.7 million recognized in the fourth and first quarter of 2005) and a net charge of EUR 0.2 million for the additional provision recognized in relation to legal expenses incurred in respect of certain former members of VDM Specialists.

    Richard den Drijver, Van der Moolen's newly appointed CEO, commented: "Our European equity business performed better than expected amid good market conditions. Nevertheless we experienced a challenging first quarter in our fixed income futures business and our NYSE Specialist operation was affected by reduced volatility in our traded specialist stocks. Our results this quarter benefited strongly from the gain relating to the NYSE merger.
    I am confident that we have prepared ourselves well for the introduction of the NYSE's hybrid trading model later this year.
    My main objective for the future is to deliver growth and increased profitability. Earlier this month we delivered on an important growth objective with the launch of equity and index options market making in the US. I continue to look forward to building on the growth of our specialist and market making businesses, expanding our position as a liquidity provider on global option and futures exchanges and continuing the successful roll-out of Online Trader as an electronic direct access brokerage for professional traders."


 Key Figures
 ----------------------------- ---------------------- ----------------
 Euros millions          1st      1st    4th quarter    3 months
                        quarter quarter      2005
                         2006     2005
                                                       2006  2005
 ----------------------------- ---------------------- ----------------
 Revenues                36.9   27.4  35% 31.0    19%  36.9  27.4  35%
 ----------------------------- ---------------------- ----------------
 Operating profit        29.3    4.4 566%  0.2 14550%  29.3   4.4 566%
 ----------------------------- ---------------------- ----------------
 Profit from continuing
  operations             14.0    2.1 567%  3.8   268%  14.0   2.1 567%
 ----------------------------- ---------------------- ----------------
 Profit (loss) from
  discontinued
  operations                -      -      (0.1)           -     -
 ----------------------------- ---------------------- ----------------
 Profit attributable to
  common equity holders
  of the Company         11.1    1.5 640%  5.7    95%  11.1   1.5 640%
 ----------------------------- ---------------------- ----------------
 Guarantee capital      451.1  391.4  15%411.4    10% 451.1 391.4  15%
 ----------------------------- ---------------------- ----------------
 Per common share data
  (Euros x 1)
 ----------------------------- ---------------------- ----------------
 (Diluted) profit from
  continuing operations  0.25   0.04 547% 0.14    80%  0.25  0.04 531%
 ----------------------------- ---------------------- ----------------
 (Diluted) profit
  (loss) from
  discontinued
  operations                -      -     (0.00)           -     -
 ----------------------------- ---------------------- ----------------
 (Diluted) profit        0.25   0.04 547% 0.14    70%  0.25  0.04 530%
 ----------------------------- ---------------------- ----------------

 ----------------------------- ---------------------- ----------------
 Average US dollar/Euro
  rate                   0.83   0.76   9% 0.84    -1%  0.83  0.76   9%
 ----------------------------- ---------------------- ----------------


    Results for the first quarter 2006

    Revenues

    At EUR 36.9 million, our reported revenues in the first quarter were 19% higher than in the fourth quarter of 2005 and 35% above those earned in the first quarter of 2005. The factors that determined these comparisons were:


                             Q1 2006 vs. Q4 2005Q1 2006 vs. Q1 2005
Acquisition Curvalue                        +21%               +24%
U.S. dollar impact                           -1%                +8%
Organic                                      -1%                +3%
                             --------------------------------------
Total                                       +19%               +35%
-------------------------------------------------------------------


    Other gains and losses - net

    The EUR 22.0 million gain recognized in the first quarter 2006 fully relates to the NYSE consideration received in March 2006. Early March 2006, the NYSE Merger took place, and each NYSE member became entitled to receive in exchange for the NYSE membership $ 300,000 in cash, plus 80,177 shares of NYSE Group common stock. In addition, immediately prior to merger, the NYSE announced a "permitted dividend" to be paid to each NYSE membership in the amount of approximately $ 70,570, which was equivalent to the membership's pro rata portion of the NYSE's "excess cash," as defined in the NYSE Merger Agreement. We received the permitted dividend with respect to each of our 6 NYSE memberships on March 14, 2006 and the merger consideration on March 28, 2006.
    As a result of the NYSE Merger, the Company's 6 NYSE memberships were converted into the right to receive an aggregate of $ 1.8 million in cash (not including the permitted dividend) and 481,062 shares of NYSE Group common stock. The $ 1.8 million cash portion of the merger consideration is treated as receipt of monetary consideration for which a realized gain is recognized in the first quarter of 2006. The share exchange is accounted for as a realized gain under IFRS at the date of the exchange. Under IFRS, this gain is determined on the basis of the quoted market price (bid) of the NYSE Group common stock.
    We have assessed that the NYSE Group shares are available-for-sale assets, as defined by IAS 39. This implies that all fair value changes, after the initial recognition at the date of the exchange, will be recognized, net of deferred taxation, through the fair value reserve, a component of shareholders' equity.
    Subsequent to the merger, we have joined the so-called secondary offering of NYSE Group shares. Early May 2006, approximately 159,897 shares, out of the 481,062 set out above, have been successfully offered in this process. The consideration received amounted to approximately $ 9.8 million ($ 61.50 per share) and implies a net loss to be recognized in the second quarter of 2006 of approximately EUR
0.3 million. As a result of this secondary offering, the number of shares currently owned, and their restriction period can be specified as follows:



Restricted until March 2007                                    19,344
Restricted until March 2008                                   141,466
Restricted until March 2009                                   160,355
Total number of shares NYSE Group                             321,165


    The gain realized in the fourth quarter 2005 mainly related to the sale of four seats in December 2005. The net loss recognized in the first quarter 2005 related to a fair value loss incurred on interest rate swaps that were terminated in June 2005.

    Operating expenses

    Total operating expenses in the first quarter 2006 were EUR 8.8 million lower than those recognized in the fourth quarter 2005 and EUR
9.2 million higher than the first quarter 2005. The consolidation of Curvalue accounted for EUR 6.8 million of total expenses recognized in the current quarter. Other factors that strongly influenced the comparison with the fourth quarter and/or first quarter 2005 on an organic basis are set out below.

    -- Variable employee compensation and benefit expense increased by EUR 0.8 million and EUR 1.9 million compared to the fourth and first quarter of 2005, respectively. This increase is mainly attributable to changes in the relative contribution of the different bonus arrangements in place throughout the Group and deferred bonus accruals made in relation to the gain realized on the NYSE merger consideration.

    -- Amortization of intangible assets, excluding the impact of the acquisition of Curvalue, amounted to EUR 0.3 million in the first quarter 2006, compared to EUR 0.5 million in the fourth quarter of 2005. This decrease is mainly due to the impairment charge of EUR 13.6 million recognized in the fourth quarter 2005. Compared to the first quarter 2005, this effect is partly offset by the appreciation of the U.S. dollar.

    -- G&A expense is significantly reduced compared to the fourth quarter 2005, partly due to the recognition of certain non-recurring items in 2005.

    Operating profit

    First quarter 2006 operating profit was EUR 29.3 million, compared with EUR 0.2 million in the preceding quarter and EUR 4.4 million in the first quarter of 2005. Excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, operating profit amounted to EUR 8.3 million compared with EUR 6.7 million in the fourth quarter 2005 and EUR 7.4 million in the first quarter 2005. The operating margin calculated on this basis was 22.5% in the first quarter 2006, compared to 21.6% and 27.0% in the fourth quarter and first quarter 2005, respectively.

    Finance cost

    The dividend on preferred financing shares increased by an approximate EUR 0.4 million compared to both the fourth and first quarter of 2005 as a result of the dividend reset on our financing preferred shares B.

    Foreign currency result

    Foreign currency result amounted to a loss of EUR 0.3 million in the first quarter 2006, compared to a loss of EUR 0.1 million recognized in the fourth quarter 2005 and a gain of EUR 2.3 million recognized in the first quarter 2005. The currency exchange exposure resulting in the gain recognized in the first quarter of the prior year was subsequently mitigated in April 2005.

    Income tax

    Income tax expense from continuing operations in the first quarter 2006 was EUR 11.5 million, representing a consolidated effective tax rate of 51% against a EUR 6.9 million benefit in the preceding quarter and a charge of EUR 1.8 million, or 55%, in the first quarter of 2005. The first quarter 2006 expense is almost in full a non-cash expense, given the carry forward losses existing in the applicable United States tax jurisdictions. The consolidated effective tax rate in the current quarter reflects the dominance of our US pretax income to total pretax income in combination with the non-tax deductible nature of dividends on financing preferred shares. The fourth quarter 2005 tax benefit mainly resulted from non-recurring items, which were fully disclosed in our 2005 Annual report.

    Minority interest

    The increase in minority interest compared to the fourth and first quarter 2005, reflects the specific allocation of the gain realized on the NYSE memberships in the current quarter in combination with the allocation of the impairment of specialist assignments to these minority members as recognized in the fourth quarter of 2005 and the allocation of fair value changes on interest rate swaps in the first quarter of that year.

    EPS

    The weighted average number of outstanding shares to calculate basic earnings per share is 44,970,390, being the number outstanding at year-end 2005 with in addition the shares issued on January 2, 2006 in relation to the acquisition of Curvalue and the shares issuable in respect of the earn-out 2005 which are considered to be "earned" at acquisition date, adjusted for the number of shares held by Curvalue in Van der Moolen Holding N.V. These shares held by Curvalue reflect a trading position remaining from the time that Curvalue acted as the Primary Market Maker of the Company's options on Euronext.liffe. These shares will be subsequently sold, when the related option positions expire.

    Diluted EPS

    For purposes of the determination of diluted EPS, the weighted average number of common shares outstanding is adjusted for the dilutive impact of the position held by Curvalue in options of Van der Moolen and for the number of shares that are issuable in respect of the Curvalue earn-out arrangement for the year 2006. The dilutive impact of the earn-out arrangement is determined on a quarterly basis and as a result of the performance of Curvalue during the first quarter 2006 it has been assessed that no dilutive shares need to be considered in this respect.

    Earnings per share

    Profit per common share was EUR 0.25 in the first quarter 2006, compared to EUR 0.14 and EUR 0.04 in the fourth and first quarter of 2005, respectively.

    Balance sheet

    Balance sheet total

    On March 31, 2006 our Balance Sheet total was EUR 2.1 billion, almost tripling the EUR 731 million recognized at December 31, 2005. This increase is mainly due to the increase of current assets and current liabilities, related to positions and clearing balances arising from the trading activities of Curvalue. From an economic perspective, the market risk on the security positions of Curvalue is limited.

    Intangible assets

    Intangible assets, including goodwill, increased from EUR 70.1 million at December 31, 2005 to EUR 123.5 million at March 31, 2006. This increase is mainly due to the recognition of intangibles including goodwill in relation to the Curvalue acquisition. At March 31, 2006, EUR 18 million of other intangible assets relate to Curvalue. An amount of approximately EUR 37 million has been preliminary determined as goodwill for this acquisition.

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), increased from EUR 411.4 million to EUR 451.1 million during the period under review.
    This increase is mainly due to the shares issued and issuable under the acquisition agreement with Curvalue, and the income contribution during the period. These factors are partly offset by a depreciation of the US dollar (the US dollar depreciated against the euro: at December 31, 2005 the euro/dollar rate was 1.1829 compared to
1.2119 at March 31, 2006), a EUR 8.3 million repayment of subordinated borrowings and a EUR 3.0 million negative change in fair value reserve.

    Cash and cash equivalents

    The Group has approximately EUR 32 million of free-available cash (including disposition on security positions and other assets)
(December 31, 2005: EUR 39 million). Further, it has EUR 15 million available in short-term committed credit lines.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDM Specialists for purposes of compliance with the Net Liquid Asset (NLA) requirement set by the New York Stock Exchange. The total NLA requirement amounts to $ 243 million at March 31, 2006. It is our current assessment that the NLA requirement will be reduced by approximately $ 90 million in 2006.

    NYSE Group shares

    As mentioned above, the six NYSE memberships were converted in cash and NYSE Group shares in March 2006. The balance sheet at March 31, 2006, reflects the number of NYSE Group shares owned at the quoted bid price of those shares.

    Related party balances

    As a result of additional professional fee expenses and obligations incurred in respect of the Curvalue acquisition that are allocable to the sellers, a receivable of EUR 0.8 million is recognized on the balance sheet at March 31, 2006 due from the former shareholders of Curvalue. This amount has been received in the second quarter of 2006.

    Cash flow

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 0.6 million negative in the first quarter of 2006. The positive contribution of income cash flow, including tax received of EUR 12.7 million, is more than fully offset by the EUR 7.5 million addition to non-current cash and cash equivalents and the cash used for working capital purposes of EUR 5.8 million.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 12.9 million, mainly following the cash consideration received in relation to the NYSE merger and the receipt of the proceeds in January 2006 of the sale of four memberships in December 2005. The acquisition of Curvalue contributed EUR 0.4 million to cash flow from investing activities, being the balance of cash held by this entity less the EUR 5.0 million cash consideration paid on January 2, 2006.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 15.5 million negative, mainly as a result of the repayment of subordinated debt in March 2006, and interest payments.

    Subsequent events

    Preferred financing shares B

    On April 5, 2006, the AGM approved the proposed changes to our Articles of Association. Amongst others, these changes include an amendment of the articles in relation to our preferred financing shares. These changes will allow the Company to present the preferred financing capital, attached to the B shares, as an equity instrument under IFRS, whereas it has been treated a monetary liability since the adoption of IAS 32 on January 1, 2005. In conformity with the Company's currency risk management policy to mitigate currency risk exposures on our income statement following foreign exchange movements, subsequent to the AGM, an FX transaction has been executed to offset our net monetary euro position as a result of the change.

    Dividend 2005

    At the Annual General Meeting of shareholders on April 5, 2006, shareholders approved the declaration of a EUR 0.13 cash dividend or its approximate equivalent in shares. On April 21, 2005, 437,158 common shares of Van der Moolen Holding N.V. were issued in respect of the optional stock dividend. The cash outflow related to the dividend was EUR 2.3 million.

    Trading on the Chicago Board of Exchange ("CBOE")

    VDM Trading, LLC, an affiliate of VDM Specialists, LLC, started early May remote and floor-based market making in equity and index options on the CBOE. VDM Trading's electronic options market-making system is complemented by an institutional arm, which offers listed equity and index options to institutional customers.

    Auditors for the financial year 2006

    At the Annual General Meeting of Shareholders the Supervisory Board was mandated, in consultation with the Executive Board, to make a choice for the appointment of another international firm to audit the financial statements of the Company for the fiscal year ending December 31, 2006. The Supervisory Board has engaged Ernst & Young as Van der Moolen's auditors for 2006.
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Dana Johnston at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


 Van der Moolen Holding
           N.V.
 Consolidated Profit and
       Loss Account
    (IFRS, Unaudited)
------------------------- -------------------------- -----------------
(amounts  in millions of           Q1         Q1              Q4
 Euros, except per share
 data)                                             %                 %
                                2006       2005            2005
------------------------- -------------------------- -----------------

Revenues                        36.9       27.4  35%       31.0    19%

Other gains and losses -
 net                            22.0       (2.6)946%        7.6   189%

Exchange, clearing and
 brokerage fees                 (7.8)      (4.8) 63%       (5.4)   44%
Fixed employee benefit
 expense                        (8.4)      (6.9) 22%       (6.8)   24%
Variable employee benefit
 expense                        (4.2)      (1.1)282%       (2.2)   91%
Lease of exchange
 memberships                    (0.6)      (1.4)-57%       (0.7)  -14%
Information and
 communication expense          (1.5)      (0.6)150%       (0.7)  114%
Depreciation expenses           (0.6)      (0.4) 50%       (0.4)   50%
Amortization expenses           (1.0)      (0.4)150%       (0.5)  100%
Impairment of intangible
 assets                            -          -           (13.6)
General and
 administrative expenses        (5.5)      (4.8) 15%       (8.1)  -32%

Total operating expenses       (29.6)     (20.4) 45%      (38.4)  -23%

Operating profit                29.3        4.4 566%        0.2 14550%

Finance cost of financing
 preferred shares               (1.1)      (0.7)           (0.7)
Interest on minority
 members' capital               (0.3)      (0.3)           (0.4)
Foreign currency result -
 net                            (0.3)       2.3            (0.1)
Other finance costs - net       (2.1)      (1.8)           (2.1)

Profit before income tax
 from continuing
 operations                     25.5        3.9 554%       (3.1)  923%
Income tax benefit /
 (expense)                     (11.5)      (1.8)            6.9
Profit from continuing
 operations                     14.0        2.1 567%        3.8   268%

Profit (loss) from
 discontinued operations
 before income tax                 -          -            (0.5)
Income tax benefit /
 (expense)                         -          -             0.4
Profit (loss) from
 discontinued operations           -          -            (0.1)

Profit for the period           14.0        2.1 567%        3.7   278%
Profit attributable to
 minority interest               2.9        0.6            (2.0)
Profit attributable to
 common equity holders of
 the Company                    11.1        1.5 640%        5.7    95%
------------------------- -------------------------- -----------------

------------------------- -------------------------- -----------------
Average number of common
 shares outstanding       44,970,390 39,343,295  14% 39,343,295    14%
Diluted average number of
 common shares
 outstanding              44,987,662 39,343,295  14% 39,343,295    14%
Per common share data:
Profit from continuing
 operations per common
 share                          0.25       0.04 547%       0.14    80%
Diluted profit from
 continuing operations
 per common share               0.25       0.04 547%       0.14    80%
(Diluted) profit (loss)
 from discontinued
 operations per common
 share                             -          -           (0.00)
Profit per common share         0.25       0.04 547%       0.14    70%
Diluted profit per common
 share                          0.25       0.04 547%       0.14    70%
------------------------- -------------------------- -----------------




Van der Moolen Holding N.V.                Q1     Q1   %       Q4    %
Revenue breakdown in millions of
 Euros                                  2006   2005         2005
------------------------------------ ------------------- -------------
VDM Specialists                         22.6   22.2   2%    24.2   -6%
Net gain on principal transactions      14.9   15.9  -6%    16.7  -11%
Commissions                              5.5    5.4   3%     5.5    1%
Other                                    2.2    0.9 144%     2.0   10%
European Trading                         7.9    5.2  52%     6.8   16%
Curvalue Principal Trading               5.1      -            -
Curvalue Brokerage                       1.3      -            -
Unallocated and Holding                    -      -            -
------------------------------------ ------------------- -------------
Total revenues                          36.9   27.4  35%    31.0   19%
------------------------------------ ------------------- -------------

------------------------------------ ------------------- -------------
Van der Moolen Holding N.V.                Q1     Q1   %       Q4    %
Operating profit before other gains
 and losses (net), before
 amortization of intangible fixed
 assets and before impairment,
 breakdown in millions of Euros         2006   2005         2005
-------------------------------------------------------- -------------
VDM Specialists                          9.1    9.8  -7%     8.2   11%
European Trading                         2.0    0.5 300%       -
Curvalue Principal Trading               0.8      -            -
Curvalue Brokerage                      (0.3)     -            -
Unallocated and Holding                 (3.3)  (2.9)-14%    (1.5)-120%
------------------------------------ ------------------- -------------
Total operating profit before other
 gains and losses (net), before
 amortization of intangible fixed
 assets and before impairment            8.3    7.4  12%     6.7   24%
-------------------------------------------------------- -------------

------------------------------------ ------------------- -------------
VDM Specialists (VDMS)                     Q1     Q1           Q4
Key figures (IFRS)                      2006   2005         2005
------------------------------------ ------------------- -------------
VDM Specialists revenues ($ million)    27.1   29.1         28.7
Net gain on principal transactions      17.2   20.8         19.8
Commissions                              6.6    7.1          6.6
Other                                    3.3    1.2          2.3
Total share volume of trading on
 NYSE (million)                      104,614 96,486      101,888
Share volume of trading in VDMS
 assignments (million)                12,813 11,964       12,897
VDMS market share in share volume
 NYSE a)                                12.2%  12.4%        12.7%
VDMS share volume of principal
 shares traded (million)               1,908  2,108        1,978
Participation rate a)                   14.9%  17.6%        15.3%
VDMS value of principal shares
 traded ($ billion)                       82     79           80
VDMS net gain on principal
 transactions ($ million)               17.2   20.8         19.8
Realization rate (basis points)          2.1    2.6          2.5
------------------------------------ ------------------- -------------
Source: NYSE, Van der Moolen



    a) The determination of the market share and participation rate is based on share volume transacted on the NYSE. In previous periods calculations were based on the dollar value of those transactions. Comparative figures have been adjusted accordingly.



      Van der Moolen Holding N.V.
      Consolidated Balance Sheet
           (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)                 March 31,      December
                                                    2006          31,
                                                                  2005
----------------------------------------------------------------------
Assets
Non-current assets
Goodwill                                  60.9           24.8
Other intangible assets                   62.6           45.3
Property, plant and equipment              5.4            4.0
Deferred income tax assets                70.6           80.8
Retirement benefit plans and other
 long-term benefits                        3.8            3.4
Loans and receivables                      0.4              -
Available-for-sale financial assets       31.4           18.0
Cash and cash-equivalents                191.4          188.5

                                       --------         ------
                                                 426.5          364.8
Current assets
Securities owned                       1,255.0           91.8
Due from clearing organizations and
 professional parties                    292.0          127.6
Loans and receivables                        -            5.0
Current income tax receivables             5.8            8.9
Other current assets and prepaid
 expenses                                 11.2           17.4
Cash and cash-equivalents                110.8          115.8

                                       --------         ------
                                               1,674.8          366.5
----------------------------------------------------------------------
Total assets                                   2,101.3          731.3
----------------------------------------------------------------------

Equity and liabilities
Capital and reserves attributable to
 the Company's equity holders            271.6          221.2
Minority interest                         10.6           10.9

                                       --------         ------
Total equity                                     282.2          232.1
Non-current liabilities
Financing preferred shares                51.4           51.4
Capital of minority members               16.9           16.3
Subordinated borrowings                  100.6          111.6
Long-term borrowings                       1.0            1.4
Deferred income tax liabilities           10.0            1.1

                                       --------         ------
                                                 179.9          181.8
Current liabilities
Securities sold, not yet purchased     1,253.5           77.7
Due to clearing organizations and
 professional parties                    206.0           65.9
Due to customers                           4.4              -
Short-term borrowings                     30.2           33.8
Bank overdrafts                          111.7          114.2
Current income tax liabilities             4.5            4.3
Provisions                                 2.9            3.1
Other current liabilities and accrued
 expenses                                 26.0           18.4

                                       --------         ------
                                               1,639.2          317.4
----------------------------------------------------------------------
Total equity and liabilities                   2,101.3          731.3
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                                451.1          411.4
----------------------------------------------------------------------




       Van der Moolen Holding N.V.
  Consolidated statement of cash flow/ Movement
          schedule of shareholders'equity
            (IFRS, unaudited)

Consolidated statement of cash flow
------------------------------------------ ------------- -------------
(Amounts in millions of Euros)               3             3
                                            months        months
                                             2006        2005 *)
------------------------------------------ ------------- -------------
Cash flow from operating activities
Profit attributable to common equity
 holders of the parent                       11.1           1.5
Profit attributable to minority interest      2.9           0.6
Income tax expense                           11.5           1.8
Depreciation and amortization of fixed
 assets                                       1.6           0.8
Preferred financing dividend (non-cash
 expense)                                     1.1           0.7
Foreign currency result - net                 0.3          (2.3)
Finance cost- other, net                      2.4           2.1
Share option expense                            -           0.1
Gain on NYSE memberships                    (22.0)            -
Fair value loss on interest-rate swaps          -           2.6
Movement in provisions                       (0.1)            -
NYSE/SEC settlement                             -          (1.5)
Income tax received, net                      3.9           0.3
                                           -------       -------
                                                   12.7           6.7
(Increase)/ decrease in non-current cash
 and cash equivalents                              (7.5)          8.4
(Increase)/ decrease in working capital            (5.8)        (29.5)
                                                  ------        ------
                                                   (0.6)        (14.4)
Cash flow from investing activities
Investments in tangible fixed assets, net
 of divestments                              (1.0)         (0.1)
Investments in intangible fixed assets       (0.6)            -
Acquisition group companies, less cash
 balances held                                0.4             -
Proceeds from NYSE memberships               13.9             -
Interest received                             0.2           0.1
                                                  ------        ------
                                                   12.9             -
Cash flow from financing activities
Repayments of subordinated borrowings and
 long-term borrowings                        (8.7)         (7.9)
Sale of treasury shares                       0.2             -
Interest paid                                (6.0)         (5.6)
Distributions paid to minority members,
 net of capital contributed                  (1.0)         (1.6)
                                                  ------        ------
                                                  (15.5)        (15.1)
Currency exchange differences on cash and cash-
 equivalents, net of bank overdrafts                0.7           1.0

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                     (2.5)        (28.5)

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                   1.6          40.1

                                                  ------        ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at March 31,                   (0.9)         11.6
----------------------------------------------------------------------
*) adjusted for presentation purposes

Movement in shareholders'equity
------------------------------------------ ------------- -------------
(Amounts in millions of euros)               3             3
                                            months        months
                                             2006          2005
------------------------------------------ ------------- -------------

Shareholders' equity at January 1                 221.2         234.4
Issued common shares and issuable shares
 (Curvalue acquisition)                      46.7             -
Change in accounting principles due to
 adoption IAS 32 / IAS 39                       -         (51.6)
Currency exchange differences                (4.6)          8.6
Profit attributable to common shareholders
 for the period                              11.1           1.5
Sale of treasury shares                       0.2             -
Fair value change available-for-sale
 assets, net of taxation                     (3.0)         (0.3)
Stock option expense                            -           0.1
                                                  ------        ------
                                                   50.4         (41.7)
                                                  ------        ------
Shareholders' equity at March 31                  271.6         192.7
------------------------------------------ ------------- -------------



    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications telephone +31 (0)20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

         Date: May 18, 2006              By: /s/ Richard E. den Drijver

                                             ---------------------------

                                         name: Richard E. den Drijver
                                         title: Chairman of the Executive Board

                                         By: /s/ Leo J. Pruis

                                             ---------------------------

                                         name: Leo J. Pruis
                                         title: Chief Financial Officer
                                         Member of the Executive Board

                                         By: /s/ Casper F. Rondeltap

                                             ----------------------------

                                         name : Casper F. Rondeltap
                                         title: Member of the Executive Board

           ----------------------------------------------------------